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03022102

FILE No. 82-5176

May 2, 2003

SUPPL

03 MAY -9 7:21

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sir or Madam:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith the English translations of the following documents, contents of which were announced by the Company:

- Report on Acquisition by the Company of its Own Shares (from June 2002 through March 2003)

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

FILE No. 82-5176

(June 2002)

(Translation)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: June 27, 2002 to June 30, 2002

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: February 10, 2003

Name of the Company: Kabushiki Kaisha Fuji Television

Name of the Company in English: Fuji Television Network, Incorporated

Name and Position of the Representative: Koichi Murakami
President and
Representative Director

Location of the Head Office: 4-8, Daiba 2-chome, Minato-ku, Tokyo
Telephone: Tokyo (5500) 8888 (Big key)

Person to Contact: Tsuyoshi Habara
General Manager of Finance Dept.

Place to Contact: Same as above

Person to Contact: Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of June 30, 2002

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)	50,000		50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month	-		-	
Development of acquisition of its own shares	-		-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of June 30, 2002

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	4,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 4,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(July 2002)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: July 1, 2002 to July 31, 2002

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: February 10, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of July 31, 2002

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		50,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of July 31, 2002

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	4,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 4,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(August 2002)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: August 1, 2002 to August 31, 2002

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: February 10, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of August 31, 2002

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		50,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of August 31, 2002

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	4,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 4,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(September 2002)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: September 1, 2002 to September 30, 2002

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: February 10, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of September 30, 2002

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		50,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of September 30, 2002

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	4,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 4,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(October 2002)

(Translation)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: October 1, 2002 to October 31, 2002

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: February 10, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of October 31, 2002

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)	50,000		50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month	-		-	
Development of acquisition of its own shares	-		-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of October 31, 2002

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	4,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 4,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(November 2002)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: November 1, 2002 to November 31, 2002

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: February 10, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of November 31, 2002

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)	50,000		50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month	-		-	
Development of acquisition of its own shares	-		-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of November 31, 2002

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	4,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 4,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(December 2002)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: December 1, 2002 to December 31, 2002

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: February 10, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of December 31, 2002

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		50,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of December 31, 2002

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	4,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 4,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(January 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: January 1, 2003 to January 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: February 10, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of January 31, 2003

Classification	Number of shares (Shares)		Total prices (¥)	Notes
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)	50,000		50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month	-		-	
Development of acquisition of its own shares	-		-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of January 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	4,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 4,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(February 2003)

(Translation)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: February1, 2003 to February 28, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: March 6, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of February 28, 2003

Classification	Number of shares (Shares)		Total prices (¥)	Notes
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		50,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	-	-	-	
	Total	-	-	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		-	-	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of February 28, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	4,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	-

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 4,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(March 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: March 1, 2003 to March 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: April 10, 2003

Name of the Company:	Kabushiki Kaisha Fuji Television
Name of the Company in English:	Fuji Television Network, Incorporated
Name and Position of the Representative:	Koichi Murakami President and Representative Director
Location of the Head Office:	4-8, Daiba 2-chome, Minato-ku, Tokyo Telephone: Tokyo (5500) 8888 (Big key)
Person to Contact:	Tsuyoshi Habara General Manager of Finance Dept.
Place to Contact:	Same as above
Person to Contact:	Same as above

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of March 31, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2002)		50,000	50,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	March 28	25,000	10,275,000,000	
	Total	25,000	10,275,000,000	
Accumulated number of its own shares acquired as at the end of the reporting month		25,000	10,275,000,000	
Development of acquisition of its own shares		50.00%	20.55%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 4.7%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of March 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	1,074,304.20 shares	
Number of its own shares possessed	29,835 shares	(Note)
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

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